Exhibit 99.1

Daqo New Energy Announces Unaudited Second Quarter 2017 Results

CHONGQING, China—August 8, 2017—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the second quarter of 2017.

Second Quarter 2017 Financial and Operating Highlights

•	Record-high polysilicon production volume of 4,993 MT in Q2 2017, increased from 4,927 MT in Q1 2017
•	Record-high polysilicon external sales volume(1) of 4,497 MT in Q2 2017, increased from 4,223 MT in Q1 2017
•	Polysilicon average total production cost(2) of $8.53/kg in Q2 2017, compared to $8.41/kg in Q1 2017
•	Polysilicon average cash cost(2) of $6.77/kg in Q2 2017, compared to $6.68/kg in Q1 2017
•	Average selling price (ASP) of polysilicon was $13.58/kg in Q2 2017, compared to $16.66/kg in Q1 2017
•	Solar wafer sales volume of 27.0 million pieces in Q2 2017, increased from 22.4 million pieces in Q1 2017
•	Revenue of $76.0 million in Q2 2017, compared to $83.8 million in Q1 2017
•	Gross profit of $24.2 million in Q2 2017, compared to $35.9 million in Q1 2017
•	Gross margin of 31.9% in Q2 2017, compared to 42.8% in Q1 2017
•	Non-GAAP gross margin(3) of 32.6% in Q2 2017, compared to 44.0% in Q1 2017
•	EBITDA (non-GAAP)(3) of $29.8 million in Q2 2017, compared to $41.7 million in Q1 2017
•	EBITDA margin (non-GAAP)(3) of 39.2% in Q2 2017, compared to 49.8% in Q1 2017
•	Net income attributable to Daqo New Energy shareholders of $12.1 million in Q2 2017, compared to $22.9 million in Q1 2017 and $19.8 million in Q2 2016
•	Earnings per basic ADS of $1.15 in Q2 2017, compared to $2.18 in Q1 2017 and $1.90 in Q2 2016
•	Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy shareholders of $13.8 million in Q2 2017, compared to $24.8 million in Q1 2017 and $22.0 million in Q2 2016
•	Adjusted earnings per basic ADS (non-GAAP)(3) of $1.31 in Q2 2017, compared to $2.36 in Q1 2017 and $2.10 in Q2 2016

	Three months ended
US$ millions except as indicated otherwise	June 30, 2017	March 31, 2017	June 30, 2016
Revenues	76.0	83.8	71.0
Gross profit	24.2	35.9	29.4
Gross margin	31.9%	42.8%	41.4%
Operating income	20.2	32.2	26.1
Net income attributable to Daqo New Energy Corp. shareholders	12.1	22.9	19.8
Earnings per basic ADS ($ per ADS)	1.15	2.18	1.90
Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy Corp. shareholders	13.8	24.8	22.0
Adjusted earnings per basic ADS (non-GAAP)(3) ($ per ADS)	1.31	2.36	2.10
Non-GAAP gross profit(3)	24.8	36.9	31.2
Non-GAAP gross margin(3)	32.6%	44.0%	43.9%
EBITDA (non-GAAP)(3)	29.8	41.7	34.7
EBITDA margin(3) (non-GAAP)	39.2%	49.8%	48.9%
Polysilicon sales volume (MT) (1)	4,497	4,223	2,931
Polysilicon production cost ($/kg)(2)	8.53	8.41	9.43
Polysilicon cash cost (excl. dep'n) ($/kg)(2)	6.77	6.68	7.42

Notes:

(1)	Our polysilicon external sales volume excludes internal sales to our Chongqing wafer manufacturing subsidiary, which utilizes polysilicon as raw material for the production of solar wafers. The sales volume is the quantity of goods that have been received by customers, and thus the corresponding revenue has been recognized during the period indicated.

(2)	Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicted. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang, divided by the production volume in the period indicated.

(3)	Daqo New Energy provides non-GAAP gross profit, non-GAAP gross margin, EBITDA, EBITDA margin, adjusted net income (loss) attributable to Daqo New Energy Corp. shareholders and adjusted earnings (loss) per ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

Commentary

"We are pleased to report that the second quarter of 2017 was a solid quarter with new records on both polysilicon production volume and external sales volume. During the quarter, we produced 4,993 MT of polysilicon and sold 4,497 MT to external customers. We also conducted various experiments to improve polysilicon quality, particularly for the mono-crystalline grade polysilicon, which had a slight impact to overall production cost and volume. However, we are seeing meaningful quality improvements. Production volume as well as shipment of mono-crystalline quality polysilicon hit a record high in June," said Dr. Gongda Yao, Chief Executive Officer of Daqo New Energy.

"Due to downstream customer inventory management at the end of the first quarter, ASP fell in April, but ASP started to recover in May. Demand and pricing improved throughout the second quarter, with the ASP in June approximately 15% higher than that in April. So far in the third quarter, customer demand has remained robust with pricing continuing to improve."

"In terms of the PV end market, China installed 24.4 GW of solar PV in the first half of 2017, representing a new record high and a 9% increase from the first half of 2016. For the full year of 2017, China's annual PV installation forecast is currently expected to exceed 35GW. Based on discussions with our customers, we believe that China's PV market demand continues to be strong, driven by top-runner projects as well as distributed generation. Globally, the U.S. and Indian markets are also seeing strong PV product demand. Starting in late July, we have seen a fairly significant shortage of polysilicon in the China market and continued improvements in polysilicon pricing. With a much stronger than expected solar PV installations in China, the annual total global solar installation in 2017 is likely to exceed 80 GW for the first time ever. "

"During the second quarter of 2017, the company generated $12.1 million in net income attributable to Daqo New Energy shareholders and $29.8 million in EBITDA with an EBITDA margin of 39.2%. In particular, our operating cash flow remains strong. In the first half of 2017, we generated $73.6 million in net cash provided by operating activities."

"Going forward, we will continue our efforts to improve quality throughout the year. With our high product quality and stable supply capabilities, we continue to be a supplier of choice with strong demand for our high quality polysilicon from our diverse customer base."

Outlook and Q3 2017 guidance

The Company's annual maintenance for the Xinjiang polysilicon facility is scheduled for late September and October. The annual maintenance is anticipated to impact production volume by approximately two weeks. As a result, the Company expects to produce 4,200 MT to 4,500 MT of polysilicon and sell approximately 3,700 MT to 4,000 MT to external customers during the third quarter of 2017. The above external sales guidance excludes shipments of polysilicon to be used internally by our Chongqing solar wafer facility, which utilizes polysilicon for its wafer manufacturing operation. Wafer sales volume is expected to be approximately 25.0 million to 25.5 million pieces in the third quarter of 2017.

This outlook reflects our current and preliminary view as of the date of this press release and may be subject to change. Our ability to achieve these projections is subject to risks and uncertainties. See "Safe Harbor Statement" at the end of this press release.

Second Quarter 2017 Results

Revenues

Revenues were $76.0 million, compared to $83.8 million in the first quarter of 2017 and $71.0 million in the second quarter of 2016.

Revenues from polysilicon sales to external customers were $61.1 million, compared to $70.4 million in the first quarter of 2017 and $50.5 million in the second quarter of 2016. External polysilicon sales volume was 4,497 MT, increased from 4,223 MT in the first quarter of 2017 and 2,931 MT in the second quarter of 2016. The average selling price (ASP) of polysilicon was $13.58/kg in the second quarter of 2017, compared to $16.66/kg in the first quarter of 2017. The decrease in polysilicon revenues as compared to the first quarter of 2017 was primarily due to lower ASPs, partially offset by higher polysilicon sales volume.

Revenues from wafer sales were $14.9 million, compared to $13.4 million in the first quarter of 2017 and $20.5 million in the second quarter of 2016. Wafer sales volume was 27.0 million pieces, compared to 22.4 million pieces in the first quarter of 2017 and 25.0 million pieces in the second quarter of 2016.

Gross profit and margin

Gross profit was approximately $24.2 million, compared to $35.9 million in the first quarter of 2017 and $29.4 million in the second quarter of 2016. Non-GAAP gross profit, which excludes costs related to the non-operational polysilicon assets in Chongqing, was approximately $24.8 million, compared to $36.9 million in the first quarter of 2017 and $31.2 million in the second quarter of 2016.

Gross margin was 31.9%, compared to 42.8% in the first quarter of 2017 and 41.4% in the second quarter of 2016.

In the second quarter of 2017, total costs related to the non-operational Chongqing polysilicon assets including depreciation were $0.5 million, decreased from $1.0 million in the first quarter of 2017 and $1.8 million in the second quarter of 2016. Excluding costs related to the non-operational Chongqing polysilicon assets, the non-GAAP gross margin was approximately 32.6%, compared to 44.0% in the first quarter of 2017 and 43.9% in the second quarter of 2016.

Selling, general and administrative expenses

Selling, general and administrative expenses were $4.5 million, compared to $4.1 million in the first quarter of 2017 and $3.7 million in the second quarter of 2016.

Research and development expenses

Research and development expenses were approximately $0.3 million, compared to $0.4 million in the first quarter of 2017 and $0.1 million in the second quarter of 2016. The research and development expenses vary from period to period reflecting the R&D activities that occur in such period.

Other operating income

Other operating income was $0.8 million, compared to $0.8 million in the first quarter of 2017 and $0.6 million in the second quarter of 2016. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, the amount of which varies from period to period.

Operating income and margin

As a result of the foregoing, operating income was $20.2 million, compared to $32.2 million in the first quarter of 2017 and $26.1 million in the second quarter of 2016.

Operating margin was 26.6%, compared to 38.4% in the first quarter of 2017 and 36.8% in the second quarter of 2016.

Interest expense

Interest expense was $ 5.3million, compared to $4.3 million in the first quarter of 2017 and $3.5 million in the second quarter of 2016.

EBITDA

EBITDA was $29.8 million, compared to $41.7 million in the first quarter of 2017 and $34.7 million in the second quarter of 2016. EBITDA margin was 39.2%, compared to 49.8% in the first quarter of 2017 and 48.9% in the second quarter of 2016.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

Net income attributable to Daqo New Energy Corp. shareholders was $12.1 million in the second quarter of 2017, compared to $22.9 million in the first quarter of 2017 and $19.8 million in the second quarter of 2016.

Earnings per basic ADS were $1.15 in the second quarter of 2017, compared to $2.18 in the first quarter of 2017 and $1.90 in the second quarter of 2016.

Financial Condition

As of June 30, 2017, the Company had $49.8 million in cash and cash equivalents and restricted cash, compared to $61.2 million as of March 31, 2017 and $42.9 million as of June 30, 2016. As of June 30, 2017, the accounts receivable balance was $3.8 million, compared to $13.1 million as of March 31, 2017. As of June 30, 2017, the notes receivable balance was $10.5 million, compared to $11.7 million as of March 31, 2017. As of June 30, 2017, total borrowings were $219.3 million, of which $123.1 million were long-term borrowings, compared to total borrowings of $236.0 million, including $129.2 million long-term borrowings, as of March 31, 2017.

Cash Flows

For the six months ended June 30, 2017, net cash provided by operating activities was $73.6 million, increased from $66.6 million in the same period of 2016.

For the six months ended June 30, 2017, net cash used in investing activities was $36.0 million, compared to $37.6 million in the same period of 2016. The net cash used in investing activities in 2017 was primarily related to the capital expenditure of Xinjiang Phase 3A polysilicon projects.

For the six months ended June 30, 2017, net cash used in financing activities was $23.4 million, compared to net cash used in financing activities of $13.5 million in the same period of 2016. The increase was primarily due to repayment of related parties loans.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("US GAAP"), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including non-GAAP gross profit and non-GAAP gross margin; earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS. Management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key elements of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures and may be different from non-GAAP measures used by other companies.

Non-GAAP gross profit and non-GAAP gross margin includes adjustments for costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, which will be or are in the process of being relocated to the Company's Xinjiang polysilicon manufacturing facility. The Company expects a majority of these costs, such as depreciation, will continue to occur as part of the production cost at the Xinjiang facilities subsequent to the completion of the relocation plan. Once these assets are placed back in service, the Company will remove this adjustment from the non-GAAP reconciling item. The Company also uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS exclude costs related to the non-operational polysilicon assets in Chongqing as described above. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS also exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, management excludes this item from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation provides investors with a basis to measure the company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM U.S. Eastern Time on August 8, 2017 (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the earnings conference call are as follows:

Participant dial in (U.S. toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
Hong Kong toll free:	800-905945
Hong Kong local dial in:	+852-301-84992

Participants please ask to be joined into the Daqo New Energy Corp. call. Please dial in 10 minutes before the call is scheduled to begin.

You can also listen to the conference call via Webcast through the URL:

http://mms.prnasia.com/DQ/20170808/default.aspx

A replay of the call will be available 1 hour after the conclusion of the conference call through August 15, 2017.

The dial in details for the conference call replay are as follows:

U.S. toll free:	+1-877-344-7529
International dial in:	+1-412-317-0088
Canada toll free:	855-669-9658
Replay access code:	1011073

To access the replay using an international dial-in number, please select the link below.
https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon entering the call.

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world's lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 18,000 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the outlook for the third quarter of 2017 and quotations from management in this announcement, as well as Daqo New Energy's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	For the three months Ended
	Jun 30, 2017	Mar 31, 2017	Jun 30, 2016

Revenues	$76,002	$83,808	$71,021
Cost of revenues	(51,757)	(47,914)	(41,640)
Gross profit	24,245	35,894	29,381
Operating expenses
Selling, general and administrative expenses	(4,514)	(4,060)	(3,675)
Research and development expenses	(279)	(448)	(148)
Other operating income	751	775	583
Total operating expenses	(4,042)	(3,733)	(3,240)
Income from operations	20,203	32,161	26,141
Interest expense	(5,288)	(4,344)	(3,487)
Interest income	111	75	171
Foreign exchange gain (loss)	2	1	(3)
Income before income taxes	15,028	27,893	22,822
Income tax expense	(2,768)	(4,742)	(2,802)
Net income	12,260	23,151	20,020
Net income attributable to noncontrolling interest	135	257	176
Net income attributable to Daqo New Energy Corp. shareholders	$12,125	$22,894	$19,844

Net income	12,260	23,151	20,020
Other comprehensive income (loss):
Foreign currency translation adjustments	4,904	2,166	(8,116)
Total other comprehensive income (loss)	4,904	2,166	(8,116)
Comprehensive income	17,164	25,317	11,904
Comprehensive income attributable to noncontrolling interest	167	270	130
Comprehensive income attributable to Daqo New Energy Corp. shareholders	$16,997	$25,047	$11,774

Income per ADS
Basic	1.15	2.18	1.90
Diluted	1.14	2.14	1.87
Weighted average ADS outstanding
Basic	10,529,730	10,519,425	10,457,105
Diluted	10,678,845	10,691,911	10,596,753

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Jun 30, 2017	Mar 31, 2017	Jun 30, 2016

ASSETS:
Current Assets:
Cash and cash equivalents	$30,443	$44,651	$29,659
Restricted cash	19,403	16,596	13,201
Accounts receivable, net	3,796	13,121	10,061
Notes Receivable	10,540	11,702	14,798
Prepaid expenses and other current assets	7,011	6,069	6,630
Advances to suppliers	1,688	1,283	1,072
Inventories	15,981	16,268	9,539
Amount due from related parties	1,386	345	4,514
Total current assets	90,248	110,035	89,474
Property, plant and equipment, net	554,062	559,900	546,227
Prepaid land use right	25,125	24,871	26,205
Deferred tax assets	600	591	612
Investment accounted for under cost-method	596	586	182
TOTAL ASSETS	670,631	695,983	662,700

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	96,158	106,842	109,494
Accounts payable	20,972	23,130	18,665
Notes payable	26,080	23,749	26,092
Advances from customers	10,483	1,025	3,408
Payables for purchases of property, plant and equipment	25,839	39,367	39,681
Accrued expenses and other current liabilities	9,426	11,417	11,973
Amount due to related parties	12,162	32,925	41,100
Income tax payable	6,386	7,095	3,411
Total current liabilities	207,506	245,550	253,824
Long-term borrowings	123,145	129,198	118,368
Other long Term Liabilities	23,509	23,304	24,414
TOTAL LIABILITIES	354,160	398,052	396,606

EQUITY:
Ordinary shares	27	27	26
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	242,372	240,996	238,484
Retained earnings	75,451	63,326	25,107
Accumulated other comprehensive income	(1,697)	(6,569)	2,717
Total Daqo New Energy Corp.'s shareholders' equity	314,404	296,031	264,585
Noncontrolling interest	2,067	1,900	1,509
Total equity	316,471	297,931	266,094
TOTAL LIABILITIES & EQUITY	670,631	695,983	662,700

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the six months ended June 30,
	2017	2016
Operating Activities:
Net income	35,411	28,410
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,985	1,737
Provision/(reversal) of allowance for doubtful accounts	(3)	(849)
Depreciation of property, plant and equipment	19,208	17,205
Loss on disposal of assets	23	-

Changes in operating assets and liabilities:
Accounts receivable	1,161	10,180
Notes receivable	2,800	(3,945)
Prepaid expenses and other current assets	1,211	5,323
Advances to suppliers	76	(67)
Inventories	(3,403)	930
Amounts due from related parties	182	(4,303)
Amounts due to related parties	275	517
Prepaid land use rights	285	291
Accounts payable	1,776	1,577
Notes payable	8,302	8,367
Accrued expenses and other current liabilities	904	3,555
Income tax payable	958	2,470
Advances from customers	2,782	(4,586)
Deferred government subsidies	(334)	(256)
Net cash provided by operating activities	73,599	66,556

Investing activities:
Purchases of property, plant and equipment	(32,894)	(42,840)
Investment accounted for under the cost-method	-	(188)
Decrease/(Increase) in restricted cash	(3,125)	5,422
Net cash used in investing activities	(36,019)	(37,606)

Financing activities:
Proceeds from related party loans	39,697	69,508
Repayment of related party loans	(59,565)	(74,222)
Proceeds from bank borrowings	32,953	41,309
Repayment of bank borrowings	(36,800)	(50,488)
Cash received from exercises of options	275	389
Net cash (used in) provided by financing activities	(23,440)	(13,504)

Effect of exchange rate changes on cash and cash equivalents	316	(277)
Net increase in cash and cash equivalents	14,456	15,169
Cash and cash equivalents at the beginning of the period	15,987	14,490
Cash and cash equivalents at the end of the period	30,443	29,659

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	For the three months ended
	Jun. 30, 2017	Mar. 31, 2017	Jun. 30, 2016
Gross profit	24,245	35,894	29,381
Costs related to the non-operational Chongqing polysilicon operations	544	1,003	1,775
Non-GAAP gross profit	24,789	36,897	31,156

	For the three months ended
	Jun. 30, 2017	Mar. 31, 2017	Jun. 30, 2016
Gross margin	31.9%	42.8%	41.4%
Costs related to the non-operational Chongqing polysilicon operations (proportion of revenue)	0.7%	1.2%	2.5%
Non-GAAP gross margin	32.6%	44.0%	43.9%

	For the three months ended
	Jun. 30, 2017	Mar. 31, 2017	Jun. 30, 2016
Net income	12,260	23,151	20,020
Income tax expense	2,768	4,742	2,802
Interest expense	5,288	4,344	3,487
Interest income	(111)	(75)	(171)
Depreciation	9,621	9,587	8,598
EBITDA (non-GAAP)	29,826	41,749	34,736
EBIDTA margin (non-GAAP)	39.2%	49.8%	48.9%

	For the three months ended
	Jun. 30, 2017	Mar. 31, 2017	Jun. 30, 2016
Net income attributable to Daqo New Energy Corp. shareholders	12,125	22,894	19,844
Costs related to the non-operational Chongqing polysilicon operations	544	1,003	1,775
Share-based compensation	1,104	882	393
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	13,773	24,779	22,012
Adjusted earnings per basic ADS (non-GAAP)	1.31	2.36	$2.10
Adjusted earnings per diluted ADS (non-GAAP)	1.29	2.32	$2.08

For further information, please contact:

Daqo New Energy Corp.

Investor Relations

Phone: +86-187-1658-5553

dqir@daqo.com

SOURCE: Daqo New Energy Corp.